THE JENEX CORPORATION

April 29, 2005

For Immediate Release

THE JENEX CORPORATION (“Jenex” or the “Corporation”) (TSX Venture Exchange – JEN), Michael Jenkins, President and CEO of Jenex announces that 1,000,000 Warrants exercisable at $0.14 per common share within 24 months of closing will be issued as bonus warrants in conjunction with a commercial loan for $300,000. In addition the Corporation will issue 300,000 common shares at a deemed price of $0.105 as bonus shares to an arm’s length party as consideration for facilitating the loan. The proposed transaction is subject to TSX Venture Exchange approval and the shares warrants will be subject to a four-month hold period from the date of issue.

About The Jenex Corporation

Headquartered in Burlington, Ontario, the Corporation owns a patented Thermal Therapy technology.  Patents in the United States, Canada, Australia, and Europe protect the technology. The first device developed from this technology is the Therapik® product, for insect stings and bites. Therapik® has been approved as a Class II medical device in Canada and the United States. In 2004 , Jenex signed an exclusive multi-year licensing agreement for Therapik® for 22 Asian countries. Licensing partners are being pursued for other world markets. The second device, interceptCS is the first product proven and approved to prevent cold sores.  Jenex has been approved to market interceptCS in Canada with its approved claim, "For prevention and relief of the symptoms of herpes labialis (cold sores), such as blistering, lesions, inflammation, and discomfort. Also helps alleviate the embarrassment that is typically associated with herpes labialis (cold sore) outbreaks". The Corporation is preparing for the launch of interceptCS in the Canadian market in 2005. More information about the Corporation can be found at www.jenexcorp.com .

For more information please contact:

The Jenex Corporation

207 – 940 Sheldon Court

Burlington, Ontario

L7L 5K6

Michael A. Jenkins, President

Telephone:  (905) 632-3830

Facsimile:   (905) 632-3774

Email:  jenex@jenexcorp.com

www.jenexcorp.com .